Making it happen


BKE





Buckle

2007 Annual Report

Making i

Financial Highlights

(Dollar Amounts in Thousands Except Per Share Amounts and Selected Operating Data)

	February 2, 2008	February 3, 2007 (a)	January 28, 2006
INCOME STATEMENT DATA			
Net sales	$ 619,888	$ 530,074	$ 501,101
Income before income taxes	$ 118,810	$ 88,053	$ 82,445
Provision for income taxes	$ 43,563	$ 32,327	$ 30,539
Net income	$ 75,247	$ 55,726	$ 51,906
Diluted earnings per share	$ 2.44	$ 1.86	$ 1.69
Net income as a percentage of net sales	12.1%	10.5%	10.4%
BALANCE SHEET DATA			
Working capital	$ 184,395	$ 189,017	$ 193,428
Long-term investments	$ 81,201	$ 31,958	$ 41,654
Total assets	$ 450,657	$ 368,198	$ 374,266
Long-term debt	$ –	$ –	$ –
Stockholders' equity	$ 338,320	$ 286,587	$ 299,793
SELECTED OPERATING DATA			
Number of stores open at year end	368	350	338
Average sales per square foot	$ 335	$ 302	$ 298
Average sales per store (000's)	$ 1,668	$ 1,493	$ 1,474
Comparable store sales change	13.2%	0.0%	1.4%

NET SALES (amounts in thousands)



2003
$ 422,820
2004
$ 470,937
2005
$ 501,101
2006 (a)
$ 530,074
2007
$ 619,888

DILUTED EARNINGS PER SHARE



2003
$ 1.04
2004
$ 1.29
2005
$ 1.69
2006 (a)
$ 1.86
2007
$ 2.44

(a) Consists of 53 weeks.

2007 HIGHLIGHTS

- Opened 20 new stores and completed 7 substantial remodels; closed 1 store in February 2007 and 1 store in January 2008 to end the fiscal year with 368 stores in 38 states
- Achieved average sales per store of $1.67 million, up from $1.49 million in fiscal 2006
- Average sales per square foot were $335, up from $302 in fiscal 2006
- Total denim sales increased for the eighth consecutive year, with the category representing approximately 43% of fiscal 2007 net sales
- Gross margin improved as a percentage of net sales for the fifth consecutive year, rising to 41.1% from 39.1% in fiscal 2006
- Average transaction value increased 3.5% to $82.00 and average price point increased 2.5% to $41.30

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Dear Shareholders:

Fiscal 2007 proved to be another excellent year for Buckle as both sales and profitability climbed to record levels. Net sales for the fiscal year increased 16.9% to $619.9 million, driven by a 13.2% increase in comparable store sales. Earnings per share increased 31.2% to $2.44 per diluted share. Upholding our commitment to deliver shareholder value, we returned $27.0 million to shareholders through quarterly dividends, which were increased to an annual rate of $1.00 per share effective with the third quarter. During the year, we also repurchased 642,500 shares of common stock at an average price of $33.58, for a total of $21.6 million. Our year-end balance sheet remained strong, with cash and investments of $248.4 million, stockholders' equity of $338.3 million, and no long-term debt.

Our exceptional performance in 2007 was primarily the result of our consistent focus on our strengths: building strong teams, creating an enjoyable shopping experience, delivering a compelling selection of on-trend branded and private label merchandise that was well received by our guests, and expanding our market presence through additional retail locations in select markets across the country.

As a specialty retailer, we continue to refine our merchandise mix while reinforcing our reputation as one of America's favorite denim destinations. To that end, over the past year we introduced several new denim styles, fits, and finishes, including a number of enhancements to our private label, BKE. Additional key denim brands include Lucky, Big Star, Silver, MEK, and Guess, which are complemented by strong lifestyle brands Hurley, Affliction, Sinful, Billabong, Quiksilver, Roxy, and Fossil.

Expansion through carefully selected new store locations remains an important component of our growth. In addition to identifying talented internal leaders to manage new stores in selected markets, we look for prime locations in regional malls and lifestyle shopping centers in trade areas with populations of 300,000 or more. In keeping with this strategy, we expect to open 19 new stores—including our first 2 stores in Maryland—and complete 13 substantial remodels during fiscal 2008.

Our exceptional sales team continues to raise the bar as they work to enhance the overall shopping experience. We have benefited greatly from the longevity of the team, which is led by our Executive Vice President of Sales, Jim Shada, and our Vice President of Sales, Kari Smith—who together have 60 years of experience with Buckle. We are also supported by our district leaders who have an average Company tenure of approximately 20 years. As previously announced, Jim will transition from his role as Executive Vice President effective June 30, 2008. He will remain with the Company and his modified responsibilities will allow him to focus more attention on educating, coaching, and developing our future leaders.

Looking ahead, we remain confident that both our people and our product have us well-positioned for continued success and are excited about the long-term opportunities for Buckle's continued growth. We are committed to building on our positive momentum and further solidifying our position as a leading specialty retailer.

In closing, I would like to thank our shareholders, guests, and business partners for their continued loyalty and support. I would also like to express my sincere appreciation to our more than 6,000 teammates—it is because of their hard work and dedication that we are able to "make it happen" each and every day.

Sincerely,

Dennis H. Nelson

Dennis H. Nelson
President and
Chief Executive Officer









STRONG LEADERS BUILD STRONG TEAMS

Fulfilling
our mission

At Buckle, we understand that our guests want a shopping experience that's as distinctive as they are. That's why we take pride in helping them find merchandise that truly reflects their preferences, personal style, and individual needs. This allows us to connect with our guests and establish relationships that cultivate loyalty.

Perhaps no one exemplifies this philosophy more than our experienced sales management team. Our district managers—who possess an average tenure of approximately 20 years—and the teams they lead are critical to our success. The examples set by our district, area, and store managers have resulted in teammates who not only share our dedication to serving our guests, but who are also passionate about improving our business on a daily basis and enhancing our reputation…one guest at a time.

[**Teamwork:** The collaborative effort by a group of committed and motivated individuals who work together to achieve a common goal.]

Our entrepreneurial spirit is an important part of our culture. We instill our values, share our vision, and give our leaders and teammates the tools and support they need to be successful. They are encouraged to explore new ideas and propose solutions that enable us to better serve our guests. Their ability to meet our challenges is a powerful force and enables us to make the most of their talents as we raise the bar for excellence.

A critical component of our continued success is the ability to attract, develop, and retain top talent to help grow our business. Consequently, we continually invest in our greatest asset—our people. Through regular company meetings, denim education, fashion previews, and targeted educational videos, we strive to arm our team with a wealth of knowledge that enables us to better serve our guests and helps to set us apart from other retailers.

Winning
through differentiation

Our merchandising philosophy is to provide our guests with a fresh and appealing mix of on-trend merchandise—much of which can only be found at Buckle. This allows our guests to find styles that they can get excited about and feel good about long after they leave the store. With near-daily deliveries of merchandise to our stores, guests can expect to find something different almost every time they walk through our doors or visit us online. It is because of our ability to continually provide newness that many of our guests choose to shop us first.

Denim remains the cornerstone of our business, representing approximately 43% of net sales this past year. Due to the depth of our merchandise and our teammates' extensive product knowledge, we've established a reputation for excellence in this category. As a result, our guests know that Buckle is where they can find their favorite jeans in the latest fits, styles, and finishes. Whether it's an exclusive pocket design, updated hardware, or special stitching, they can always choose from a wide selection of great-fitting jeans that reflect their personal style.

Denim sales (amounts in thousands)

2003	$ 152, 612
2004	$ 189,329
2005	$ 213,544
2006	$ 236,082
2007	$ 266,757

Making up 41% of total denim sales, our private label brand, BKE, serves as the foundation of our denim collection, which also includes offerings from brands such as Lucky, Big Star, Silver, MEK, and Guess. Known for its quality fits, premium fabrics, unique details, and compelling value, BKE has become a popular brand with guests of all ages. To help our guests complete the look, we complement our denim with apparel, accessories, and footwear from leading lifestyle brands such as Hurley, Affliction, Sinful, Billabong, Quiksilver, Roxy, and Fossil.


BKE
denim

HITTING OUR STRIDE and RAISING THE BAR





Exceeding
guests' expectations

Buckle's dynamic retail environment has been carefully designed to showcase our merchandise in the most appealing way possible, which encourages our guests to see, touch, and feel the merchandise. With that in mind, we continue to enhance our shopping environment with new fixtures and tables, seasonal window displays, and an updated, more standardized approach to merchandising our stores. The combination of friendly teammates, upbeat music, and inviting displays makes for a fun and engaging shopping experience that often exceeds guests' expectations.

We never lose sight of why we're here: to create the most enjoyable shopping experience possible for our guests.

At Buckle, we believe our best marketing tool is a positive experience for our guests. That's why we continue to develop promotions and events that are designed to create excitement, encourage interaction between teammates and guests, enhance brand awareness, and drive new traffic to our stores.

Our online store, buckle.com, continues to serve as a valuable and growing extension to our brick-and-mortar locations. With our October 2006 redesign, guests can easily search by price, size, or brand and create their own electronic wish lists—making it easier than ever to shop for their favorite items from their favorite brands.

Whether our guests choose to visit us online or in one of our 368 retail locations, they can always expect to find the same great service and selection for which Buckle is known. That's because in everything we do, we never lose sight of why we're here: to create the most enjoyable shopping experience possible for our guests.


[JUSTIN]



368 Stores

LOCATIONS:


368 stores in 38 states
as of February 2, 2008.
12
4
5
5
1
2
15
10
10
13
4
3
3
13
17
13
39
12
18
12
6
8
13
17
13
18
16
6
3
2
5
11
8
1
5
7
4
14
Corporate Headquarters
Kearney, Nebraska
Log on to buckle.com for a store locator.

Buckle's disciplined retail expansion strategy helped us sustain our positive momentum in fiscal 2007. To that end, we added 20 new stores in 2007, including 5 in Florida, and expect to open 19 stores in fiscal 2008, including 2 in Maryland, which will be our 39th state of operation.


Buckle



in 38 States

Selected Financial Data

(Amounts in Thousands Except Share, Per Share Amounts, and Selected Operating Data)

	FISCAL YEARS ENDED				
	February 2, 2008	February 3, 2007 (d)	January 28, 2006	January 29, 2005	January 31, 2004
INCOME STATEMENT DATA					
Net sales	$ 619,888	$ 530,074	$ 501,101	$ 470,937	$ 422,820
Cost of sales (including buying, distribution, and occupancy costs)	365,350	322,760	307,063	299,958	280,004
Gross profit	254,538	207,314	194,038	170,979	142,816
Selling expenses	118,699	107,592	100,148	89,008	79,668
General and administrative expenses	26,212	20,701	17,568	18,599	15,045
Income from operations	109,627	79,021	76,322	63,372	48,103
Other income, net	9,183	9,032	6,123	4,470	4,688
Income before income taxes	118,810	88,053	82,445	67,842	52,791
Provision for income taxes	43,563	32,327	30,539	24,613	19,112
Net income	$ 75,247	$ 55,726	$ 51,906	$ 43,229	$ 33,679
Basic earnings per share	$ 2.53	$ 1.93	$ 1.76	$ 1.34	$ 1.07
Diluted earnings per share	$ 2.44	$ 1.86	$ 1.69	$ 1.29	$ 1.04
Dividends declared per share (a)	$ 0.90	$ 2.56	$ 0.41	$ 0.29	$ 0.13
SELECTED OPERATING DATA					
Stores open at end of period	368	350	338	327	316
Average sales per square foot	$ 335	$ 302	$ 298	$ 291	$ 274
Average sales per store (000's)	$ 1,668	$ 1,493	$ 1,474	$ 1,454	$ 1,350
Comparable store sales change (b)	13.2%	0.0%	1.4%	6.3%	1.1%
BALANCE SHEET DATA (c)					
Working capital	$ 184,395	$ 189,017	$ 193,428	$ 219,231	$ 174,188
Long-term investments	$ 81,201	$ 31,958	$ 41,654	$ 54,395	$ 59,137
Total assets	$ 450,657	$ 368,198	$ 374,266	$ 405,543	$ 356,222
Long-term debt	$ –	$ –	$ –	$ –	$ –
Stockholders' equity	$ 338,320	$ 286,587	$ 299,793	$ 332,928	$ 293,845

(a) The Company declared and paid its first ever quarterly cash dividends of $0.0667 per share in both the third and fourth quarters of fiscal 2003. Cash dividends of $0.0667 per share were paid in the first and second quarters of fiscal 2004 and $0.08 per share in the third and fourth quarters of fiscal 2004. For fiscal 2005, the Company paid cash dividends of $0.08 per share in the first quarter, $0.10 per share in the second quarter, and $0.1133 per share in the third and fourth quarters. The Company continued the $0.1133 per share cash dividends in the first and second quarters of fiscal 2006, while in the third quarter of fiscal 2006, it paid cash dividends of $0.1333 per share and, in the fourth quarter of fiscal 2006, $0.20 per share. In addition, the Company paid a special one-time cash dividend of $2.00 per share in the fourth quarter of fiscal 2006. Dividend amounts prior to the Company's 3-for-2 stock split, with a distribution date of January 12, 2007, have been adjusted to reflect the impact of the stock split. For fiscal 2007, the Company paid cash dividends of $0.20 per share in the first and second quarters and $0.25 per share in the third and fourth quarters.

(b) Stores are deemed to be comparable stores if they were open in the prior year on the first day of the fiscal period presented. Stores which have been remodeled, expanded, and/or relocated, but would otherwise be included as comparable stores, are not excluded from the comparable store sales calculation. Online sales are excluded from comparable store sales.

(c) At the end of the period.

(d) Consists of 53 weeks.

The following discussion should be read in conjunction with the financial statements and notes thereto of the Company incorporated by reference in this Form 10-K. The following is management's discussion and analysis of certain significant factors which have affected the Company's financial condition and results of operations during the periods included in the accompanying financial statements incorporated by reference in Form 10-K.

Executive Overview

Company management considers the following items to be key performance indicators in evaluating Company performance.

Comparable Store Sales – Stores are deemed to be comparable stores if they were open in the prior year on the first day of the fiscal period being presented. Stores which have been remodeled, expanded, and/or relocated, but would otherwise be included as comparable stores, are not excluded from the comparable store sales calculation. Online sales are excluded from comparable store sales. Management considers comparable store sales to be an important indicator of current Company performance, helping leverage certain fixed costs when results are positive. Negative comparable store sales results could reduce net sales and have a negative impact on operating leverage, thus reducing net earnings.

Net Merchandise Margins – Management evaluates the components of merchandise margin including initial markup and the amount of markdowns during a period. Any inability to obtain acceptable levels of initial markups or any significant increase in the Company's use of markdowns could have an adverse effect on the Company's gross margin and results of operations.

Operating Margin – Operating margin is a good indicator for management of the Company's success. Operating margin can be positively or negatively affected by comparable store sales, merchandise margins, occupancy costs, and the Company's ability to control operating costs.

Cash Flow and Liquidity (working capital) – Management reviews current cash and short-term investments along with cash flow from operating, investing, and financing activities to determine the Company's short-term cash needs for operations and expansion. The Company believes that existing cash, short-term investments, and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years.

Results of Operations

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period:

	PERCENTAGE OF NET SALES FOR FISCAL YEARS ENDED			PERCENTAGE INCREASE (DECREASE)	
	February 2, 2008	February 3, 2007	January 28, 2006	Fiscal Year 2006 to 2007	Fiscal Year 2005 to 2006
INCOME STATEMENT DATA					
Net sales	100.0%	100.0%	100.0%	16.9 %	5.8 %
Cost of sales (including buying, distribution, and occupancy costs)	58.9%	60.9%	61.3%	13.2 %	5.1 %
Gross profit	41.1%	39.1%	38.7%	22.8 %	6.8 %
Selling expenses	19.1%	20.3%	20.0%	10.3 %	7.4 %
General and administrative expenses	4.2%	3.9%	3.5%	26.6 %	17.8 %
Income from operations	17.7%	14.9%	15.2%	38.7 %	3.5 %
Other income, net	1.5%	1.7%	1.3%	1.7 %	47.5 %
Income before income taxes	19.2%	16.6%	16.5%	34.9 %	6.8 %
Provision for income taxes	7.0%	6.1%	6.1%	34.8 %	5.9 %
Net income	12.1%	10.5%	10.4%	35.0 %	7.4 %

Fiscal 2007 Compared to Fiscal 2006

Fiscal 2007 net sales, for the 52-week period ended February 2, 2008, increased 16.9 percent to $619.9 million from net sales of $530.1 million for the 53-week fiscal year ended February 3, 2007. Comparable store net sales for the fiscal year increased by $65.0 million, or 13.2%, in comparison to the 52-week period ended February 3, 2007. The comparable store sales increase was primarily due to an increase in the number of transactions at comparable stores during the year, a 2.7% increase in the average retail price of merchandise sold during the fiscal year, and a slight increase in the average number of units sold per transaction. Sales growth for the fiscal year was also attributable to the inclusion of a full year of operating results for the 17 new stores opened during fiscal 2006, to the opening of 20 new stores during fiscal 2007, and to growth in online sales. These increases were partially offset by the inclusion of an extra week of sales in fiscal 2006, as a result of the 53rd week in the retail calendar.

The Company's average retail price per piece of merchandise sold increased $1.07, or 2.7%, during fiscal 2007 compared to fiscal 2006. This $1.07 increase was primarily attributable to the following changes (with their corresponding effect on the overall average price per piece): an 11.0% increase in average knit shirt price points ($1.09), 5.4% increase in average denim price points ($0.92), and a 6.0% increase in average woven shirt price points ($0.15). These increases were partially offset by the impact of a shift in the merchandise mix (-$0.76) and by reduced average price points in certain other categories (including footwear and accessories). These changes are primarily a reflection of merchandise shifts in terms of brands and product styles, fabrics, details, and finishes. Average sales per square foot for fiscal 2007 increased 10.9% from $302 to $335.

Gross profit after buying, distribution, and occupancy costs increased $47.2 million in fiscal 2007 to $254.5 million, a 22.8% increase. As a percentage of net sales, gross profit increased from 39.1% in fiscal 2006 to 41.1% in fiscal 2007. The increase was primarily attributable to a 1.0% improvement, as a percentage of net sales, in actual merchandise margins, which was achieved through an increase in regular-price selling during the period that was partially offset by a slight reduction, as a percentage of net sales, in private label merchandise sales. The increase was also attributable to a 1.2% reduction, as a percentage of net sales, related to leveraged buying, distribution, and occupancy costs. These improvements were partially offset by an increase in expense related to the incentive bonus accrual (0.2%, as a percentage of net sales). Merchandise shrinkage decreased from 0.7% in fiscal 2006 to 0.5% in fiscal 2007.

Selling expenses increased from $107.6 million in fiscal 2006 to $118.7 million in fiscal 2007, a 10.3% increase. Selling expenses as a percentage of net sales decreased from 20.3% for fiscal 2006 to 19.2% for fiscal 2007. The decrease was primarily attributable to a 0.65% reduction, as a percentage of net sales, in store payroll expense, a 0.3% reduction in stock option compensation expense, and a 0.25% reduction in advertising expense. The Company also achieved a 0.5% reduction, as a percentage of net

sales, by leveraging certain other selling expenses. These reductions were, however, partially offset by increases in expense related to the incentive bonus accrual (0.4%, as a percentage of net sales), bankcard fees (0.1% as a percentage of net sales), and health insurance expense (0.1%, as a percentage of net sales).

General and administrative expenses increased from $20.7 million in fiscal 2006 to $26.2 million in fiscal 2007, a 26.6% increase. As a percentage of net sales, general and administrative expenses increased from 3.9% for fiscal 2006 to 4.2% for fiscal 2007. The increase was driven primarily by increases in expense related to the incentive bonus accrual (0.5%, as a percentage of net sales) and equity compensation expense related to outstanding shares of non-vested stock (0.1%, as a percentage of net sales). These increases were partially offset by a 0.3% reduction, as a percentage of net sales, related to the leveraging of certain other general and administrative expenses.

As a result of the above changes, the Company's income from operations increased $30.6 million to $109.6 million for fiscal 2007, a 38.7% increase compared to fiscal 2006. Income from operations was 17.7% as a percentage of net sales in fiscal 2007 compared to 14.9% as a percentage of net sales in fiscal 2006.

Other income increased from $9.0 million in fiscal 2006 to $9.2 million in fiscal 2007, a 1.7% increase. The increase in other income is primarily due to an increase in income earned on the Company's cash and investments, resulting from higher average balances of cash and investments, which was partially offset by the impact of proceeds received during fiscal 2006 for Hurricane Katrina and Hurricane Rita insurance claims and for the settlement of a lawsuit relating to Visa/Mastercard interchange fees as further described in Note A to the financial statements.

Income tax expense as a percentage of pre-tax income was 36.7% in both fiscal 2007 and fiscal 2006, bringing net income to $75.2 million for fiscal 2007 versus $55.7 million for fiscal 2006, an increase of 35.0%.

Fiscal 2006 Compared to Fiscal 2005

Fiscal 2006 net sales, for the 53-week period ended February 3, 2007, increased 5.8% to $530.1 million from net sales of $501.1 million for the 52-week fiscal year ended January 28, 2006. Comparable store net sales for the fiscal year were flat in comparison to the same 53-week period last year. The comparable store sales performance was driven by a decrease in the number of transactions at comparable stores during the year, which was offset by a 5.1% increase in the average retail price per piece of merchandise sold during the period and a 2.5% increase in the average number of units sold per transaction. Growth in net sales for the fiscal year was, therefore, attributable to the inclusion of a full year of operating results for the 15 new stores opened during fiscal 2005, to the opening of 17 new stores during fiscal 2006, to growth in online sales, and to the inclusion of an extra week of sales due to the fact that fiscal 2006 was a 53-week year.

The Company's average retail price per piece of merchandise sold increased $1.95, or 5.1%, in fiscal 2006 compared to fiscal 2005. This $1.95 increase in the average price per piece was primarily attributable to the following changes (with their corresponding effect on the overall average price per piece): a 5.8% increase in average denim price points ($1.00), a 5.7% increase in average knit shirt price points ($0.47), a 14.8% increase in average woven shirt price points ($0.30), a 3.2% increase in average accessories price points ($0.12), and a 5.3% increase in average sweater price points ($0.08). These increases were partially offset by reduced average price points in certain other categories (-$0.02). These changes are primarily a reflection of merchandise shifts in terms of brands and product styles, fabrics, details, and finishes. Average sales per square foot for fiscal 2006 increased 1.1% from $298 to $302.

Gross profit after buying, distribution, and occupancy costs increased $13.3 million in fiscal 2006 to $207.3 million, a 6.8% increase. As a percentage of net sales, gross profit increased from 38.7% in fiscal 2005 to 39.1% in fiscal 2006. The increase was primarily attributable to a 0.6% improvement, as a percentage of net sales, in actual merchandise margins, achieved through timely sell-throughs on new product and a slight increase in sales of private label merchandise, which achieves a higher margin due to greater initial mark-up. This improvement was partially offset by increases in occupancy and distribution costs (0.2%, as a percentage of net sales). Merchandise shrinkage increased from 0.6% in fiscal 2005 to 0.7% in fiscal 2006.

Selling expenses increased from $100.1 million for fiscal 2005 to $107.6 million for fiscal 2006, a 7.4% increase. Selling expenses as a percentage of net sales increased from 20.0% for fiscal 2005 to 20.3% for fiscal 2006. The increase was primarily attributable to increases in stock option compensation expense as a result of FASB Statement No. 123 (revised 2004) ("SFAS 123(R)"), *Share-Based Payment*, adoption during fiscal 2006 (0.3%, as a percentage of net sales), internet-related fulfillment and marketing

expenses (0.2%, as a percentage of net sales), and bankcard fees as a result of an increase in the percentage of sales tendered in bankcards (0.1%, as a percentage of net sales). These increases were partially offset by a 0.3% reduction, as a percentage of net sales, in expense related to the incentive bonus accrual.

General and administrative expenses increased from $17.6 million in fiscal 2005 to $20.7 million in fiscal 2006, a 17.8% increase. As a percentage of net sales, general and administrative expenses increased from 3.5% for fiscal 2005 to 3.9% for fiscal 2006. The increase was primarily attributable to increases in non-vested stock compensation expense (0.4%, as a percentage of net sales), stock option compensation expense as a result of SFAS 123(R) adoption during fiscal 2006 (0.1%, as a percentage of net sales), and certain other general and administrative expenses (0.1%, as a percentage of net sales). These increases were partially offset by a 0.1% reduction, as a percentage of net sales, in expense related to the incentive bonus accrual and a 0.1% reduction, as a percentage of net sales, in corporate aircraft expenses.

As a result of the above changes, the Company's income from operations increased $2.7 million to $79.0 million for fiscal 2006, a 3.5% increase compared to fiscal 2005. Income from operations was 14.9% as a percentage of net sales in fiscal 2006 compared to 15.2% as a percentage of net sales in fiscal 2005.

Other income increased from $6.1 million in fiscal 2005 to $9.0 million in fiscal 2006, a 47.5% increase. The increase in other income is primarily due to an increase in income earned on the Company's cash and investments, resulting from higher interest rates and higher average balances of cash and investments, insurance proceeds received in the second quarter of fiscal 2006 related to Hurricane Katrina and Hurricane Rita losses, and the settlement of a lawsuit related to Visa/Mastercard interchange fees, as further described in Footnote A to the financial statements.

Income tax expense as a percentage of pre-tax income was 36.7% in fiscal 2006 compared to 37.0% in fiscal 2005, bringing net income to $55.7 million for fiscal 2006 versus $51.9 million for fiscal 2005, an increase of 7.4%. The decrease in the effective tax rate is partially due to an increase in tax-exempt interest income earned on investments.

Liquidity and Capital Resources

As of February 2, 2008, the Company had working capital of $184.4 million, including $64.3 million of cash and cash equivalents and $102.9 million of short-term investments. The Company's primary ongoing cash requirements are for inventory, payroll, occupancy costs, dividend payments, new store expansion, and remodeling. During fiscal 2007, 2006, and 2005 the Company's cash flow from operations was $121.1 million, $80.4 million, and $76.1 million, respectively. Historically, the Company's primary source of working capital has been cash flow from operations. The Company has available an unsecured line of credit of $17.5 million with Wells Fargo Bank, N.A. for operating needs and letters of credit. The line of credit provides that outstanding letters of credit cannot exceed $10 million. Borrowings under the line of credit provide for interest to be paid at a rate equal to the prime rate established by the Bank. The Company has, from time to time, borrowed against these lines of credit. There were no borrowings during fiscal 2007, 2006, and 2005. The Company had no bank borrowings as of February 2, 2008.

Dividend payments – During fiscal 2007, the Company paid dividends of $0.20 per share for the first and second quarters and $0.25 per share for the third and fourth quarter. The Company paid $0.1133 per share cash dividends in the first and second quarters of fiscal 2006, while in the third quarter of fiscal 2006 it paid a cash dividend of $0.1333 per share and in the fourth quarter of fiscal 2006 it paid a $0.20 per share cash dividend. In addition, the Company paid a special one-time cash dividend of $2.00 per share in the fourth quarter of fiscal 2006. During fiscal 2005, the Company paid dividends of $0.08 per share in the first quarter, $0.10 per share in the second quarter, and $0.1133 per share in both the third and fourth quarters. Dividend amounts prior to the Company's 3-for-2 stock split, with a distribution date of January 12, 2007, have been adjusted to reflect the impact of the stock split. The Company plans to continue its quarterly dividends during fiscal 2008.

Stock repurchase plan – During fiscal 2007, 2006, and 2005, the Company used cash for repurchasing shares of the Company's common stock. The Company purchased 642,500 shares in fiscal 2007 at a cost of $21.6 million. The Company purchased 654,300 shares in fiscal 2006 at a cost of $16.0 million. In fiscal 2005, the Company purchased 4,993,613 shares at a cost of $94.9 million, which included 4,500,000 shares purchased from the Company's founder and chairman at a cost of $84 million. The number of shares purchased during fiscal 2006 and 2005 has been adjusted to reflect the impact of the Company's 3-for-2 stock split in January 2007. The Board of Directors authorized a new 500,000 share repurchase plan on November 27, 2007, of which 237,600 shares remained available for repurchase as of February 2, 2008.

During fiscal 2007, 2006, and 2005, the Company invested $25.2 million, $19.0 million, and $18.3 million, respectively, in new store construction, store renovation, and store technology upgrades. The Company also spent $2.3 million, $2.9 million, and $7.3 million, in fiscal 2007, 2006, and 2005, respectively, in capital expenditures for the corporate headquarters and distribution facility. In fiscal 2005, the Company expanded its corporate headquarters and distribution center by 82,200 square feet. The addition houses a 100,000 square foot multi-level structure for online sales fulfillment and customer service, plus areas for the supplies department and returns-to-vendor departments.

During fiscal 2008, the Company anticipates completing approximately 32 store construction projects, including approximately 19 new stores and approximately 13 stores to be remodeled and/or relocated. As of March 2008, leases for 12 new stores have been signed, and leases for 8 additional locations, for fiscal years 2008-2010, are under negotiation; however, exact new store openings, remodels, and relocations may vary from those anticipated. The average cost of opening a new store during fiscal 2007 was approximately $0.9 million, including construction costs of approximately $0.7 million and inventory costs of approximately $0.2 million, net of payables. Management estimates that total capital expenditures during fiscal 2008 will be approximately $30 to $32 million. The Company believes that existing cash and cash equivalents, investments, and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years. The Company has had a consistent record of generating positive cash flows each year and, as of February 2, 2008, had total cash and investments of $248.4 million. The Company does not currently have plans for any merger or acquisition, and has fairly consistent plans for new store expansion and remodels. Based upon past results and current plans, management does not anticipate any large swings in the Company's need for cash in the upcoming years.

Future conditions, however, may reduce the availability of funds based upon factors such as a decrease in demand for the Company's product, change in product mix, competitive factors, and general economic conditions as well as other risks and uncertainties which would reduce the Company's sales, net profitability, and cash flows. Also, the Company's acceleration in store openings and/or remodels, or the Company's entering into a merger, acquisition, or other financial related transaction could reduce the amount of cash available for further capital expenditures and working capital requirements.

Of the Company's $248.4 million in total cash and investments as of February 2, 2008, $145.8 million was comprised of investments in auction-rate securities ("ARS"). ARSs have a long-term stated maturity, but are reset through a "dutch auction" process that occurs every 7 to 49 days, depending on the terms of the individual security. Until February 2008, the ARS market was highly liquid. During February 2008, however, a significant number of auctions related to these securities failed, meaning that there was not enough demand to sell the entire issue at auction. The impact of the failed auctions on holders of ARS is that the holder cannot sell the securities and the issuer's interest rate is generally reset to a higher "penalty" rate. The failed auctions have limited the current liquidity of certain of the Company's investments in ARS, however, the Company has no reason to believe that any of the underlying issuers of its ARS are currently at risk or that further auction failures will have a material impact on the Company's ability to fund its business.

$88.9 million of the Company's investments in ARS has been included in short-term investments, of which $62.6 million has been successfully liquidated subsequent to year-end. $56.9 million of the Company's investments in ARS has been classified as long-term investments as they have not experienced a successful auction subsequent to the end of the year. All investments in ARS are stated at fair market value (which approximates par value) and the Company currently expects to be able to successfully liquidate its investments without loss once the ARS market resumes normal operations.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon The Buckle, Inc.'s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the financial statement date, and the reported amounts of sales and expenses during the reporting period. The Company regularly evaluates its estimates, including those related to inventory and income taxes. Management bases its estimates on past experience and on various other factors that are thought to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes that the estimates and judgments used in preparing

these financial statements were the most appropriate at that time. Presented below are those critical accounting policies that management believes require subjective and/or complex judgments that could potentially affect reported results of operations.

1. Revenue Recognition. Retail store sales are recorded upon the purchase of merchandise by customers. Online sales are recorded when merchandise is delivered to the customer, with the time of delivery being based on estimated shipping time from the Company's distribution center to the customer. Shipping fees charged to customers are included in revenue and shipping costs are included in selling expenses. The Company accounts for layaway sales in accordance with SAB No. 101, *Revenue Recognition*, recognizing revenue from sales made under its layaway program upon delivery of the merchandise to the customer. Revenue is not recorded when gift cards and gift certificates are sold, but rather when a card or certificate is redeemed for merchandise. A current liability for unredeemed gift cards and certificates is recorded at the time the card or certificate is purchased. The amount of the gift certificate liability is determined using the outstanding balances from the prior three years of issuance and the gift card liability is determined using the outstanding balances from the prior four years of issuance. The liability recorded for unredeemed gift cards and gift certificates was $8.5 million and $6.7 million as of February 2, 2008 and February 3, 2007, respectively. The Company records breakage as other income when the probability of redemption, which is based on historical redemption patterns, is remote. The Company establishes a liability for estimated merchandise returns based upon the historical average sales return percentage. Customer returns could potentially exceed the historical average, thus reducing future net sales results and potentially reducing future net earnings. The accrued liability for reserve for sales returns was $0.4 million and $0.3 million at February 2, 2008 and February 3, 2007, respectively.

2. Inventory. Inventory is valued at the lower of cost or market. Cost is determined using an average cost method that approximates the first-in, first-out (FIFO) method. Management makes adjustments to inventory and cost of goods sold, based upon estimates, to reserve for merchandise obsolescence and markdowns that could affect market value, based on assumptions using calculations applied to current inventory levels within each of four different markdown levels. Management also reviews the levels of inventory in each markdown group and the overall aging of the inventory versus the estimated future demand for such product and the current market conditions. Such judgments could vary significantly from actual results, either favorably or unfavorably, due to fluctuations in future economic conditions, industry trends, consumer demand, and the competitive retail environment. Such changes in market conditions could negatively impact the sale of markdown inventory causing further markdowns or inventory obsolescence, resulting in increased cost of goods sold from write-offs and reducing the Company's net earnings. The liability recorded as a reserve for markdowns and/or obsolescence was $5.8 million and $6.4 million as of February 2, 2008 and February 3, 2007, respectively. The Company is not aware of any events, conditions, or changes in demand or price that would indicate that its inventory valuation may not be materially accurate at this time.

3. Income Taxes. The Company records a deferred tax asset and liability for expected future tax consequences resulting from temporary differences between financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing tax planning in assessing the value of its deferred tax assets. If the Company determines that it is more than likely that these assets will not be realized, the Company would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Estimating the value of these assets is based upon the Company's judgment. If the Company subsequently determined that the deferred tax assets, which had been written down, would be realized in the future, such value would be increased. Adjustment would be made to increase net income in the period such determination was made.

4. Operating Leases. The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses, and/or contingent rent provisions. For purposes of recognizing lease incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the statements of income.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the statements of income. Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability on the balance sheets and the corresponding rent expense when specified levels have been achieved or are reasonably probable to be achieved.

5. Investments. The Company invests a portion of its short and long-term investments in auction-rate securities ("ARS"). As of February 2, 2008 and February 3, 2007, $145.8 million and $91.8 million, respectively, of investments were in auction-rate securities. ARSs have a long-term stated maturity, but are reset through a "dutch auction" process that occurs every 7 to 49 days, depending on the terms of the individual security. Until February 2008, the ARS market was highly liquid. During February 2008, however, a significant number of auctions related to these securities failed, meaning that there was not enough demand to sell the entire issue at auction. The impact of the failed auctions on holders of ARS is that the holder cannot sell the securities and the issuer's interest rate is generally reset to a higher "penalty" rate. The failed auctions have limited the current liquidity of certain of the Company's investments in ARS, however, the Company has no reason to believe that any of the underlying issuers of its ARS are currently at risk or that further auction failures will have a material impact on the Company's ability to fund its business.

As of February 3, 2007, all auction-rate securities were included in short-term investments. As of February 2, 2008, $88.9 million of the Company's investments in ARS has been included in short-term investments, of which $62.6 million has been successfully liquidated subsequent to year-end. As of February 2, 2008, $56.9 million of the Company's investments in ARS has been classified as long-term investments as they have not experienced a successful auction subsequent to the end of the year. The Company reviews impairments in accordance with Emerging Task Force (EITF) 03-1 and FSP SFAS 115-1 and 124-1, *The Meaning of Other-Than-Temporary-Impairment and its Application to Certain Investments*, to determine the classification of potential impairments as either "temporary" or "other-than-temporary." A temporary impairment results in an unrealized loss being recorded in the other comprehensive income. An impairment that is considered other-than-temporary would be recognized in net income. The Company considers various factors in reviewing impairments, including the length of time and extent to which the fair value has been less than the Company's cost basis, the financial condition and near-term prospects of the issuer, and the Company's intent and ability to hold the investments for a period of time sufficient to allow for any anticipated recovery in market value. The Company has not recognized any impairment in any of the periods presented and all investments in ARS are stated at fair market value (which approximates par value). The Company currently expects to be able to successfully liquidate its investments without loss once the ARS market resumes normal operations.

Off-Balance Sheet Arrangements, Contractual Obligations, and Commercial Commitments

As referenced in the tables below, the Company has contractual obligations and commercial commitments that may affect the financial condition of the Company. Based on management's review of the terms and conditions of its contractual obligations and commercial commitments, there is no known trend, demand, commitment, event, or uncertainty that is reasonably likely to occur which would have a material effect on the Company's financial condition, results of operations, or cash flows. In addition, the commercial obligations and commitments made by the Company are customary transactions, which are similar to those of other comparable retail companies.

The following tables identify the material obligations and commitments as of February 2, 2008:

	PAYMENTS DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS (dollar amounts in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ –	$ –	$ –	$ –	$ –
Purchase obligations	$ 1,172	$ 857	$ 315	$ –	$ –
Deferred compensation	$ 4,127	$ –	$ –	$ –	$ 4,127
Operating leases	$ 211,287	$ 39,362	$ 65,399	$ 46,101	$ 60,425
Total contractual obligations	$ 216,586	$ 40,219	$ 65,714	$ 46,101	$ 64,552

	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
OTHER COMMERCIAL COMMITMENTS (dollar amounts in thousands)	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Lines of credit	$ –	$ –	$ –	$ –	$ –
Total commercial commitments	$ –	$ –	$ –	$ –	$ –

The Company has available an unsecured line of credit of $17.5 million, of which $10 million is available for letters of credit, which is excluded from the preceding table. Certain merchandise purchase orders require that the Company open letters of credit. When the Company takes possession of the merchandise, it releases payment on the letters of credit. The amounts of outstanding letters of credit reported reflect the open letters of credit on merchandise ordered, but not yet received or funded. The Company believes it has sufficient credit available to open letters of credit for merchandise purchases. There were no bank borrowings during fiscal 2007, 2006, and 2005. The Company had outstanding letters of credit totaling $0.8 million and $0.7 million at February 2, 2008 and February 3, 2007, respectively. The Company has no other off-balance sheet arrangements.

Seasonality and Inflation

The Company's business is seasonal, with the holiday season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 2007, 2006, and 2005, the holiday and back-to-school seasons accounted for approximately 38%, 36%, and 37%, respectively, of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary significantly depending on a variety of factors including the timing and amount of sales and costs associated with the opening of new stores, the timing and level of markdowns, the timing of store closings, the remodeling of existing stores, competitive factors, and general economic conditions.

Related Party Transactions

Included in other assets is a note receivable of $1.0 million and $0.9 million at February 2, 2008 and February 3, 2007, respectively, from a life insurance trust fund controlled by the Company's Chairman. The note was created over three years, beginning in July 1994, when the Company paid life insurance premiums of $0.2 million each year for the Chairman on a personal policy. The note accrues interest at 5% of the principal balance per year and is to be paid from the life insurance proceeds. The note is secured by a life insurance policy on the Chairman.

On March 24, 2005, the Company entered into an agreement with Daniel J. Hirschfeld, founder and Chairman, to purchase 4,500,000 shares of the Company's outstanding stock from Mr. Hirschfeld. The shares were approximately 13.8% of the Company's total outstanding common stock. The shares were purchased for $18.667 per share, or a total purchase price of $84 million. The number of shares and price per share have been adjusted to reflect the impact of the Company's 3-for-2 stock split in January 2007. The Company retired the shares, reducing the total shares outstanding and reducing Mr. Hirschfeld's ownership percentage to approximately 53%. The stock repurchase transaction was negotiated by a Special Committee of The Buckle, Inc.'s Board of Directors. The Special Committee, comprised of all of the Company's independent Directors, approved the transaction. In connection with this transaction, the Special Committee received a written fairness opinion from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., an international investment bank.

Recently Issued Accounting Pronouncements

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, on February 4, 2007. Under FIN 48, tax benefits are recorded only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. The adoption of FIN 48 had no impact on the Company's financial statements. The Internal Revenue Service has closed its examination of the Company's income tax returns through January 28, 2006. Open tax years with the Internal Revenue Service, as well as those related to a number of states, remain subject to examination.

In September 2006, the FASB issued Statement No. 157 ("SFAS 157"), *Fair Value Measurements*. This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective at the beginning of the Company's 2008 fiscal year. The Company has evaluated the impact of this statement on the Company's financial statements and does not believe that the adoption of the provisions of this statement will have a material impact on the Company's financial position or results of operations.

In February 2007, the FASB issued Statement No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities*. This standard provides an option for companies to report selected financial assets and liabilities at fair value. SFAS 159 is effective at the beginning of the Company's 2008 fiscal year. The Company has evaluated the provisions of this statement and did not elect to adopt the fair value option on any financial instruments or other items held by the Company on February 3, 2008.

Forward-Looking Statements

Information in this report, other than historical information, may be considered to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this management's discussion and analysis contains certain forward-looking statements, which reflect management's current views and estimates of future economic conditions, Company performance, and financial results. The statements are based on many assumptions and factors that could cause future results to differ materially. Such factors include, but are not limited to, changes in product mix, changes in fashion trends, competitive factors, and general economic conditions, economic conditions in the retail apparel industry, as well as other risks and uncertainties inherent in the Company's business and the retail industry in general. Any changes in these factors could result in significantly different results for the Company. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements, which may be made from time to time by or on behalf of the Company.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP").

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of February 2, 2008, based on the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in its *Internal Control-Integrated Framework*. In making its assessment of internal control over financial reporting, management has concluded that the Company's internal control over financial reporting was effective as of February 2, 2008.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of the Company's internal control over financial reporting. Their report appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Buckle, Inc.
Kearney, Nebraska

We have audited the internal control over financial reporting of The Buckle, Inc. (the "Company") as of February 2, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended February 2, 2008 of the Company and our report dated April 15, 2008 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Omaha, Nebraska
April 15, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Buckle, Inc.
Kearney, Nebraska

We have audited the accompanying balance sheets of The Buckle, Inc. (the "Company") as of February 2, 2008 and February 3, 2007, and the related statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 2, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of February 2, 2008 and February 3, 2007, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 2, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 2, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated April 15, 2008, expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Omaha, Nebraska
April 15, 2008

Balance Sheets

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

	February 2, 2008	February 3, 2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 64,293	$ 35,752
Short-term investments (Notes A and B)	102,910	115,721
Accounts receivable, net of allowance of $62 and $72, respectively	2,800	4,046
Inventory	77,639	70,306
Prepaid expenses and other assets (Note E)	13,979	12,401
Total current assets	261,621	238,226
PROPERTY AND EQUIPMENT (Note C):	240,237	215,630
Less accumulated depreciation and amortization	(137,903)	(121,811)
	102,334	93,819
LONG-TERM INVESTMENTS (Notes A and B)	81,201	31,958
OTHER ASSETS (Notes E and F)	5,501	4,195
	$ 450,657	$ 368,198
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 25,155	$ 14,670
Accrued employee compensation	27,836	17,800
Accrued store operating expenses	5,704	4,468
Gift certificates redeemable	8,511	6,709
Income taxes payable	10,020	5,562
Total current liabilities	77,226	49,209
DEFERRED COMPENSATION (Note H)	4,127	3,368
DEFERRED RENT LIABILITY (Note A)	30,984	29,034
Total liabilities	112,337	81,611
COMMITMENTS (Notes D and G)		
STOCKHOLDERS' EQUITY (Note I):		
Common stock, authorized 100,000,000 shares of $.01 par value; 29,841,668 and 29,408,576 shares issued and outstanding at February 2, 2008 and February 3, 2007, respectively	298	294
Additional paid-in capital	46,977	43,493
Retained earnings	291,045	242,800
Total stockholders' equity	338,320	286,587
	$ 450,657	$ 368,198

See notes to financial statements.

Statements of Income

(Dollar Amounts in Thousands Except Per Share Amounts)

	FISCAL YEARS ENDED		
	February 2, 2008	February 3, 2007	January 28, 2006
SALES, Net of returns and allowances of $42,087, $38,492, and $36,936, respectively	$ 619,888	$ 530,074	$ 501,101
COST OF SALES (Including buying, distribution, and occupancy costs)	365,350	322,760	307,063
Gross profit	254,538	207,314	194,038
OPERATING EXPENSES:			
Selling	118,699	107,592	100,148
General and administrative	26,212	20,701	17,568
	144,911	128,293	117,716
INCOME FROM OPERATIONS	109,627	79,021	76,322
OTHER INCOME, Net (Note A)	9,183	9,032	6,123
INCOME BEFORE INCOME TAXES	118,810	88,053	82,445
PROVISION FOR INCOME TAXES (Note E)	43,563	32,327	30,539
NET INCOME	$ 75,247	$ 55,726	$ 51,906
EARNINGS PER SHARE (Note J):			
Basic	$ 2.53	$ 1.93	$ 1.76
Diluted	$ 2.44	$ 1.86	$ 1.69

See notes to financial statements.

Statements of Stockholders' Equity

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Total
BALANCE, January 30, 2005	21,685,008	$ 217	$ 26,857	$ 305,854	$ –	$ 332,928
Net income	–	–	–	51,906	–	51,906
Dividends paid on common stock,						
($0.08 per share - 1st quarter)	–	–	–	(2,264)	–	(2,264)
($0.10 per share - 2nd quarter)	–	–	–	(2,925)	–	(2,925)
($0.1133 per share - 3rd and 4th quarters)	–	–	–	(6,619)	–	(6,619)
Common stock issued on exercise of stock options	905,720	9	12,486	–	–	12,495
Issuance of non-vested stock	77,500	–	2,666	–	(2,666)	–
Amortization of non-vested stock grants	–	–	–	–	667	667
Common stock purchased and retired	(3,329,075)	(33)	(10,898)	(84,004)	–	(94,935)
Income tax benefit related to exercise of employee stock options	–	–	8,540	–	–	8,540
BALANCE, January 28, 2006	19,339,153	193	39,651	261,948	(1,999)	299,793
Reclassify unearned compensation	–	–	(1,999)	–	1,999	–
Net income	–	–	–	55,726	–	55,726
Dividends paid on common stock,						
($0.1133 per share - 1st and 2nd quarters)	–	–	–	(6,647)	–	(6,647)
($0.1333 per share - 3rd quarter)	–	–	–	(3,841)	–	(3,841)
($0.20 per share - 4th quarter)	–	–	–	(5,879)	–	(5,879)
($2.00 per share - 4th quarter)	–	–	–	(58,507)	–	(58,507)
Common stock issued on exercise of stock options	573,406	6	11,262	–	–	11,268
Issuance of non-vested stock	136,000	1	(1)	–	–	–
Amortization of non-vested stock grants	–	–	2,708	–	–	2,708
Forfeiture of non-vested stock	(5,530)	–	(13)	–	–	(13)
Stock option compensation expense	–	–	2,510	–	–	2,510
Common stock purchased and retired	(436,200)	(4)	(16,040)	–	–	(16,044)
Income tax benefit related to exercise of employee stock options	–	–	5,513	–	–	5,513
3-for-2 stock split	9,801,747	98	(98)	–	–	–
BALANCE, February 3, 2007	29,408,576	294	43,493	242,800	–	286,587
Net income	–	–	–	75,247	–	75,247
Dividends paid on common stock,						
($0.20 per share - 1st and 2nd quarters)	–	–	–	(12,014)	–	(12,014)
($0.25 per share - 3rd and 4th quarters)	–	–	–	(14,988)	–	(14,988)
Common stock issued on exercise of stock options	937,247	9	12,015	–	–	12,024
Issuance of non-vested stock, net of forfeitures	138,345	1	(1)	–	–	–
Amortization of non-vested stock grants	–	–	3,886	–	–	3,886
Stock option compensation expense	–	–	293	–	–	293
Common stock purchased and retired	(642,500)	(6)	(21,571)	–	–	(21,577)
Income tax benefit related to exercise of employee stock options	–	–	8,862	–	–	8,862
BALANCE, February 2, 2008	29,841,668	$ 298	$ 46,977	$ 291,045	$ –	$ 338,320

See notes to financial statements.

Statements of Cash Flows

(Dollar Amounts in Thousands)

	FISCAL YEARS ENDED		
	February 2, 2008	February 3, 2007	January 28, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 75,247	$ 55,726	$ 51,906
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	20,384	19,370	17,613
Amortization of non-vested stock grants, net of forfeitures	3,886	2,695	667
Stock option compensation expense	293	2,510	–
Deferred income taxes	(1,509)	(2,454)	(973)
Other	146	449	114
Changes in operating assets and liabilities:			
Accounts receivable	1,246	778	(2,937)
Inventory	(7,333)	(1,575)	(401)
Prepaid expenses and other assets	(1,542)	(4,565)	(254)
Accounts payable	8,903	3,146	(1,546)
Accrued employee compensation	10,036	(2,296)	1,629
Accrued store operating expenses	1,236	743	(511)
Gift certificates redeemable	1,802	1,214	841
Income taxes payable	5,576	1,590	7,522
Long-term liabilities and deferred compensation	2,709	3,060	2,463
Net cash flows from operating activities	121,080	80,391	76,133
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(27,484)	(21,857)	(25,625)
Proceeds from sale of property and equipment	21	20	44
Change in other assets	167	(26)	8
Purchases of investments	(153,511)	(92,685)	(115,126)
Proceeds from sales/maturities of investments	117,079	121,332	166,056
Net cash flows from investing activities	(63,728)	6,784	25,357
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from the exercise of stock options	12,024	11,268	12,495
Excess tax benefit from employee stock option exercises	7,744	4,789	–
Purchases of common stock	(21,577)	(16,044)	(94,935)
Payment of dividends	(27,002)	(74,874)	(11,808)
Net cash flows from financing activities	(28,811)	(74,861)	(94,248)
NET INCREASE IN CASH AND CASH EQUIVALENTS	28,541	12,314	7,242
CASH AND CASH EQUIVALENTS, Beginning of year	35,752	23,438	16,196
CASH AND CASH EQUIVALENTS, End of year	$ 64,293	$ 35,752	$ 23,438

See notes to financial statements.

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

A. Summary of Significant Accounting Policies

Fiscal Year – The Buckle, Inc. (the "Company") has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 2007 represents the 52-week period ended February 2, 2008, fiscal 2006 represents the 53-week period ended February 3, 2007, and fiscal 2005 represents the 52-week period ended January 28, 2006.

Nature of Operations – The Company is a retailer of medium to better priced casual apparel, footwear, and accessories for fashion conscious young men and women operating 368 stores located in 38 states throughout the continental United States (excluding the northeast) as of February 2, 2008.

During fiscal 2007, the Company opened 20 new stores, substantially renovated 7 stores, and closed 2 stores. During fiscal 2006, the Company opened 17 new stores, substantially renovated 10 stores, and closed 5 stores. During fiscal 2005, the Company opened 15 new stores, substantially renovated 9 stores, and closed 4 stores.

Revenue Recognition – Retail store sales are recorded upon the purchase of merchandise by customers. Online sales are recorded when merchandise is delivered to the customer, with the time of delivery being based on estimated shipping time from the Company's distribution center to the customer. Shipping fees charged to customers are included in revenue and shipping costs are included in selling expenses. Shipping costs were $1,882, $1,547, and $1,150 during fiscal 2007, 2006, and 2005, respectively. Merchandise returns are estimated based upon the historical average sales return percentage and accrued at the end of the period. The reserve for merchandise returns was $400 and $344 as of February 2, 2008 and February 3, 2007, respectively. The Company accounts for layaway sales in accordance with SAB No. 101, *Revenue Recognition*, recognizing revenue from sales made under its layaway program upon delivery of the merchandise to the customer. The Company has several sales incentives that it offers customers including a frequent shopper punch card, B-Rewards gift certificates, and occasional sweepstakes and gift with purchase offers. The frequent shopper punch card is recognized as a cost of goods sold at the time of redemption, using the actual amount tendered. The B-Rewards incentives, based upon $10 for each $300 in net purchases, are recorded as a liability and as a selling expense at the time the gift certificates are earned. Sweepstake prizes are recorded as cost of goods sold (if it is a merchandise giveaway) or as a selling expense at the time the prize is redeemed by the customer, using actual costs incurred, and gifts with purchase are recorded as a cost of goods sold at the time of the purchase and gift redemption, using the actual cost of the gifted item.

The Company records the sale of gift cards and gift certificates as a current liability and recognizes a sale when a customer redeems the gift card or gift certificate. The amount of the gift certificate liability is determined using the outstanding balances from the prior three years of issuance and the gift card liability is determined using the outstanding balances from the prior four years of issuance. The Company recognizes a current liability for the downpayment made when merchandise is placed on layaway and recognizes layaways as a sale at the time the customer makes final payment and picks up the merchandise.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents.

Investments – The Company accounts for investments in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Investments classified as short-term investments include securities with a maturity of greater than three months and less than one year, and a portion of the Company's investments in auction-rate securities, which are available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of the effect of income taxes), using the specific identification method, until they are sold. The Company reviews impairments in accordance with Emerging Task Force (EITF) 03-1 and FSP SFAS 115-1 and 124-1, *The Meaning of Other-Than-Temporary-Impairment and its Application to Certain Investments*, to determine the classification of potential impairments as either "temporary" or "other-than-temporary." A temporary impairment results in an unrealized loss being recorded in the other comprehensive income. An impairment that is considered other-than-temporary would be recognized in net income. The Company considers various factors in reviewing impairments, including the length of time and extent to which the fair value has been less than the Company's cost basis, the financial condition and near-term prospects of the issuer, and the Company's intent and ability to hold the investments for a period of time sufficient to allow for any anticipated recovery in market value. The Company has not recognized any impairment in any of the periods presented and all investments in ARS are stated at fair market value (which

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

approximates par value). The Company currently expects to be able to successfully liquidate its investments without loss once the ARS market resumes normal operations. Held-to-maturity securities are carried at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings, using the specific identification method.

Inventory – Inventory is stated at the lower of cost or market. Cost is determined using the average cost method. Management records a reserve for merchandise obsolescence and markdowns based on assumptions using calculations applied to current inventory levels by department within each of four different markdown levels. Management also reviews the levels of inventory in each markdown group, and the overall aging of inventory, versus the estimated future demand for such product and the current market conditions. The calculation for estimated markdowns and/or obsolescence reduced the Company's inventory valuation by $5,789 and $6,370 as of February 2, 2008 and February 3, 2007, respectively. The amount charged (credited) to cost of goods sold, resulting from changes in the markdown reserve balance, was $(581), $(126), and $1,516, for fiscal years 2007, 2006, and 2005, respectively.

Property and Equipment – Property and equipment are stated on the basis of historical cost. Depreciation is provided using a combination of accelerated and straight-line methods based upon the estimated useful lives of the assets. The majority of the property and equipment have useful lives of five to ten years with the exception of buildings, which have estimated useful lives of 31.5 to 39 years. Leasehold improvements are stated on the basis of historical cost and are amortized over the shorter of the life of the lease or the estimated economic life of the assets. When circumstances indicate the carrying values of long-lived assets may be impaired, an evaluation is performed on current net book value amounts. Judgments made by the Company related to the expected useful lives of property and equipment and the ability to realize cash flows in excess of carrying amounts of such assets are affected by factors such as changes in economic conditions and changes in operating performance. As the Company assesses the expected cash flows and carrying amounts of long-lived assets, adjustments are made to such carrying values.

Pre-Opening Expenses – Costs related to opening new stores are expensed as incurred.

Advertising Costs – Advertising costs are expensed as incurred and were $6,376, $6,453 and $6,112 for fiscal years 2007, 2006, and 2005, respectively.

Health Care Costs – The Company is self-funded for health and dental claims up to $100 per individual per plan year. The Company's plan covers eligible employees, and management makes estimates at period end to record a reserve for unpaid claims based upon historical claims information. The accrued liability as a reserve for health care claims was $600 and $450 for the fiscal years ending February 2, 2008 and February 3, 2007, respectively.

Operating Leases – The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses, and/or contingent rent provisions. For purposes of recognizing lease incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin expensing rent, which is generally when the Company enters the space and begins to make improvements in preparation of intended use.

For tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the statements of income.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the statements of income. Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability in "accrued store operating expenses" on the balance sheets and the corresponding rent expense when specified levels have been achieved or are reasonably probable to be achieved.

Other Income – The Company's other income is derived primarily from interest and dividends received on cash and investments, but also includes miscellaneous other sources of income. Other income during the second quarter of fiscal 2006 included proceeds received from the settlement of Hurricane Katrina and Hurricane Rita insurance claims and from settlement of a lawsuit related to Visa/Mastercard interchange fees. Other income during the first quarter of fiscal 2007 included additional proceeds received from the settlement of Hurricane Katrina and Hurricane Rita insurance claims.

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

The following table summarizes the Company's other income for fiscal years included in the statements of income:

	FISCAL YEARS ENDED		
	February 2, 2008	February 3, 2007	January 28, 2006
Interest/dividends from investments	$ 8,907	$ 7,618	$ 5,189
Insurance proceeds	162	470	–
VISA/Mastercard settlement	–	356	–
Unredeemed gift cards/certificates	27	551	702
Miscellaneous	87	37	232
Other income, net	$ 9,183	$ 9,032	$ 6,123

Income Taxes – The Company records a deferred tax asset and liability for expected future tax consequences resulting from temporary differences between financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing tax planning in assessing the value of its deferred tax assets. If the judgment of the Company's management determines that it is more than likely that these assets will not be realized, the Company would reduce the value of these assets to their expected realizable value, thereby decreasing net income. If the Company subsequently determined that the deferred tax assets, which had been written down, would be realized in the future, such value would be increased. Adjustment would be made to increase net income in the period such determination was made.

Stock Split – On December 11, 2006, the Company's Board of Directors approved a 3-for-2 stock split payable in the form of a stock dividend for shareholders of record as of January 3, 2007, with a distribution date of January 12, 2007. All share and per share data (except historical stockholders' equity data) presented in the financial statements for all periods have been adjusted to reflect the impact of this stock split.

Stock-Based Compensation – The Company has several stock-based employee compensation plans, which are described more fully in Note I. On January 29, 2006, the Company adopted FASB Statement No. 123 (revised 2004) ("SFAS 123(R)"), *Share-Based Payment*, utilizing the modified prospective approach and did not restate financial results for prior periods. Prior to fiscal 2006, the Company accounted for its equity awards under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. The stock-based compensation expense reflected in net income for the fiscal year ended January 28, 2006 relates to the issuance of 116,250 shares of non-vested common stock on February 22, 2005. There is no recorded expense in fiscal year 2005 from the issuance of stock options, as all options granted by the Company have an exercise price equal to the market value of the common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation for fiscal years prior to fiscal 2006:

	FISCAL 2005
Net income, as reported	$ 51,906
Add: Stock-based employee compensation expense included in reported net income, net of tax effect of $250	417
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effect of $1,686	(2,810)
Pro forma net income	$ 49,513
Earnings per share:	
Basic - as reported	$ 1.76
Basic - pro forma	$ 1.68
Diluted - as reported	$ 1.69
Diluted - pro forma	$ 1.61

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Financial Instruments and Credit Risk Concentrations – Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, investments, and accounts receivable. The Company places its investments primarily in tax-free municipal bonds, auction-rate securities, or U.S. Treasury securities with short-term maturities and limits the amount of credit exposure to any one entity.

Of the Company's $248.4 million in total cash and investments as of February 2, 2008, $145.8 million was comprised of investments in auction-rate securities ("ARS"). ARSs have a long-term stated maturity, but are reset through a "dutch auction" process that occurs every 7 to 49 days, depending on the terms of the individual security. Until February 2008, the ARS market was highly liquid. During February 2008, however, a significant number of auctions related to these securities failed, meaning that there was not enough demand to sell the entire issue at auction. The impact of the failed auctions on holders of ARS is that the holder cannot sell the securities and the issuer's interest rate is generally reset to a higher "penalty" rate. The failed auctions have limited the current liquidity of certain of the Company's investments in ARS, however, the Company has no reason to believe that any of the underlying issuers of its ARS are currently at risk or that further auction failures will have a material impact on the Company's ability to fund its business. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the Company's receivables, which include primarily employee receivables that can be offset against future compensation. The Company's financial instruments have a fair value approximating the carrying value.

Earnings Per Share – Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options. Basic and diluted earnings per share for fiscal 2005 have been adjusted to reflect the impact of the Company's 3-for-2 stock split paid in the form of a stock dividend on January 12, 2007.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive Income – Comprehensive income consists of net income and unrealized gains and losses on available-for-sale securities. There were no unrealized gains and losses recorded on the Company's available-for-sale securities. The Company's available-for-sale securities are invested in auction-rate securities where the fair market value is currently determined to be equivalent to cost due to the nature of the investments.

Recently Issued Accounting Pronouncements – The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty to Income Taxes*, on February 4, 2007. Under FIN 48, tax benefits are recorded only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. The adoption of FIN 48 had no impact on the Company's financial statements. The Internal Revenue Service has closed its examination of the Company's income tax returns through January 28, 2006. Open tax years with the Internal Revenue Service, as well as those related to a number of states, remain subject to examination.

In September 2006, the FASB issued Statement No. 157 ("SFAS 157"), *Fair Value Measurements*. This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective at the beginning of the Company's 2008 fiscal year. The Company has evaluated the impact of this statement on the Company's financial statements and does not believe that the adoption of the provisions of this statement will have a material impact on the Company's financial position or results of operations.

In February 2007, the FASB issued Statement No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities*. This standard provides an option for companies to report selected financial assets and liabilities at fair value. SFAS 159 is effective at the beginning of the Company's 2008 fiscal year. The Company has evaluated the provisions of this statement and did not elect to adopt the fair value option on any financial instruments or other items held by the Company on February 3, 2008.

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Supplemental Cash Flow Information – The Company had non-cash investing activities during the fiscal years 2007, 2006, and 2005 of $1,582, $405, and $0, respectively. The non-cash investing activity relates to unpaid purchases of property, plant, and equipment included in accounts payable as of the end of the year. Amounts reported as unpaid purchases are recorded as cash outflows from investing activities for purchases of property, plant, and equipment in the statement of cash flows in the period they are paid.

Additional cash flow information for the Company includes cash paid for income taxes during fiscal years 2007, 2006, and 2005 of $31,730, $28,516, and $24,109, respectively.

B. Investments

The following is a summary of investments as of February 2, 2008:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale Securities:				
Auction-rate securities	$ 145,835	$ –	$ –	$ 145,835
Held-to-Maturity Securities:				
State and municipal bonds	$ 26,260	$ 375	$ (10)	$ 26,625
Fixed maturities	2,899	1	–	2,900
U.S. treasuries	4,990	24	–	5,014
	$ 34,149	$ 400	$ (10)	$ 34,539
Trading Securities:				
Mutual funds	$ 4,143	$ 5	$ (21)	$ 4,127

The following is a summary of investments as of February 3, 2007:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale Securities:				
Auction-rate securities	$ 91,790	$ –	$ –	$ 91,790
Held-to-Maturity Securities:				
State and municipal bonds	$ 39,125	$ 118	$ (208)	$ 39,035
Fixed maturities	4,099	–	(8)	4,091
U.S. treasuries	9,297	2	(62)	9,237
	$ 52,521	$ 120	$ (278)	$ 52,363
Trading Securities:				
Mutual funds	$ 3,148	$ 229	$ (9)	$ 3,368

Trading securities have been classified in long-term investments. These trading securities are held in a Rabbi Trust and are intended to fund the Company's deferred compensation plan (See Note H).

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

The amortized cost and fair value of debt securities by contractual maturity at February 2, 2008 is as follows:

	Amortized Cost	Fair Value
FISCAL YEAR		
2008	$ 13,996	$ 14,057
2009	6,963	7,031
2010	5,537	5,633
2011	1,925	1,951
2012	451	462
Thereafter	5,277	5,405
	$ 34,149	$ 34,539

At February 2, 2008 and February 3, 2007, held-to-maturity investments of $20,152 and $28,590 are classified in long-term investments.

As of February 2, 2008, the Company had $145,835 invested in auction-rate securities ("ARS"), which are classified as available-for-sale securities. As of February 3, 2007, the Company had $91,790 invested in ARS. ARS have a long-term stated maturity, but are reset through a "dutch auction" process that occurs every 7 to 49 days, depending on the terms of the individual security. Until February 2008, the ARS market was highly liquid. During February 2008, however, a significant number of auctions related to these securities failed, meaning that there was not enough demand to sell the entire issue at auction. The impact of the failed auctions on holders of ARS is that the holder cannot sell the securities and the issuer's interest rate is generally reset to a higher "penalty" rate. The failed auctions have limited the current liquidity of certain of the Company's investments in ARS, however, the Company has no reason to believe that any of the underlying issuers of its ARS are currently at risk or that further auction failures will have a material impact on the Company's ability to fund its business.

As of February 3, 2007, the entire $91,790 of the Company's investment in ARS was classified in short-term investments. As of February 2, 2008, however, $88.9 million was classified in short-term investments, of which $62.6 million has been successfully liquidated subsequent to year-end, and $56.9 million was classified in long-term investments. The portion classified in long-term investments has not experienced a successful auction subsequent to the end of the year. All investments in ARS are stated at fair market value (which approximates par value) and the Company currently expects to be able to successfully liquidate its investments without loss once the ARS market resumes normal operations.

C. Property and Equipment

	February 2, 2008	February 3, 2007
Land	$ 1,170	$ 1,170
Building and improvements	12,233	11,936
Office equipment	4,839	4,157
Transportation equipment	15,863	15,856
Leasehold improvements	103,157	94,642
Furniture and fixtures	86,409	75,722
Shipping/receiving equipment	10,093	10,039
Screenprinting equipment	111	111
Construction-in-progress	6,362	1,997
	$ 240,237	$ 215,630

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

D. Financing Arrangements

The Company has available an unsecured line of credit of $17.5 million of which $10 million is available for letters of credit. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate as set by the Wells Fargo Bank, N.A. index on the date of the borrowings. There were no bank borrowings at February 2, 2008 and February 3, 2007. There were no bank borrowings during fiscal 2007, 2006, and 2005. The Company had outstanding letters of credit totaling $813 and $742 at February 2, 2008 and February 3, 2007, respectively.

E. Income Taxes

The provision for income taxes consists of:

	FISCAL YEAR		
	2007	2006	2005
Current income tax expense (benefit):			
Federal	$ 38,224	$ 29,397	$ 26,589
State	6,849	5,384	4,923
Deferred	(1,509)	(2,454)	(973)
Total	$ 43,564	$ 32,327	$ 30,539

Total income tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The primary reasons for this difference (expressed as a percent of pre-tax income) are as follows:

	FISCAL YEAR		
	2007	2006	2005
Statutory rate	35.0%	35.0%	35.0%
State income tax effect	4.0	4.1	3.9
Tax exempt interest income	(2.0)	(2.2)	(1.5)
Other	(0.3)	(0.2)	(0.4)
Effective tax rate	36.7%	36.7%	37.0%

Deferred income tax assets and liabilities are comprised of the following:

	February 2, 2008	February 3, 2007
Deferred income tax assets (liabilities):		
Inventory	$ 3,384	$ 3,632
Stock-based compensation	2,639	1,878
Accrued compensation	2,291	1,895
Accrued store operating costs	152	86
Unrealized (gain) loss on trading securities	6	(82)
Gift certificates redeemable	406	353
Allowance for doubtful accounts	23	27
Deferred rent liability	11,464	10,888
Property and equipment	(9,964)	(9,785)
Net deferred income tax asset	$ 10,401	$ 8,892

At February 2, 2008 and February 3, 2007, respectively, the net current deferred income tax assets of $5,887 and $5,851 are classified in prepaid expenses and other assets. The net non-current deferred income tax assets of $4,514 and $3,041 are classified in other assets at February 2, 2008 and February 3, 2007, respectively.

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

F. Related Party Transactions

Included in other assets is a note receivable of $1.0 million and $0.9 million at February 2, 2008 and February 3, 2007, respectively, from a life insurance trust fund controlled by the Company's Chairman. The note was created over three years, beginning in July 1994, when the Company paid life insurance premiums of $0.2 million each year for the Chairman on a personal policy. The note accrues interest at 5% of the principal balance per year and is to be paid from the life insurance proceeds. The note is secured by a life insurance policy on the Chairman.

On March 24, 2005, the Company entered into an agreement with Daniel J. Hirschfeld, founder and Chairman, to purchase 4,500,000 shares of the Company's outstanding stock from Mr. Hirschfeld. The shares were approximately 13.8% of the Company's total outstanding common stock. The shares were purchased for $18.667 per share, or a total purchase price of $84 million. The number of shares and price per share have been adjusted to reflect the impact of the Company's 3-for-2 stock split in January 2007. The Company retired the shares, reducing the total shares outstanding and reducing Mr. Hirschfeld's ownership percentage to approximately 53%. The stock repurchase transaction was negotiated by a Special Committee of The Buckle, Inc.'s Board of Directors. The Special Committee, comprised of all of the Company's independent Directors, approved the transaction. In connection with this transaction, the Special Committee received a written fairness opinion from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., an international investment bank.

G. Commitments

Leases - The Company conducts its operations in leased facilities under numerous non-cancelable operating leases expiring at various dates through fiscal 2019. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. Most lease agreements contain tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses, and/or rent provisions. For purposes of recognizing incentives, premiums, and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. Operating lease base rental expense for fiscal 2007, 2006, and 2005 was $38,298, $36,093, and $33,402, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 2007, 2006, and 2005 were $1,159, $554, and $481, respectively.

Total future minimum rental commitments under these operating leases with remaining lease terms in excess of one year as of February 2, 2008 are as follows:

	Minimum Rental Commitments
FISCAL YEAR	
2008	$ 39,362
2009	35,534
2010	29,865
2011	24,676
2012	21,425
Thereafter	60,425
Total minimum lease payments required	$ 211,287

Litigation – From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this form, the Company was not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on the Company.

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

H. Employee Benefits

The Company has a 401(k) profit sharing plan covering all eligible employees who elect to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's discretionary matching formula. The Company may contribute to the plan at its discretion. The total expense under the profit sharing plan was $887, $572, and $617 for fiscal years 2007, 2006, and 2005, respectively.

The Buckle, Inc. Deferred Compensation Plan covers the Company's executive officers. The plan is funded by participant contributions and a specified annual Company matching contribution not to exceed 6% of the participant's compensation. The Company's contributions were $390, $153, and $180 for fiscal years 2007, 2006, and 2005, respectively.

I. Stock-Based Compensation

The Company has several stock option plans which allow for granting of stock options to employees, executives, and directors. The options may be in the form of incentive stock options or non-qualified stock options and are granted with an exercise price equal to the market value of the Company's common stock on the date of grant. The options generally expire ten years from the date of grant. The Company also has a restricted stock plan that allows for the granting of non-vested shares of common stock to employees and executives.

During fiscal 2007, the Company granted 139,800 shares of non-vested common stock under its 2005 Restricted Stock Plan. These grants resulted in $2,109 of compensation expense recognized on a graded vesting basis during the fiscal year ended February 2, 2008. Due to participants terminating their employment prior to the vesting date, 300 of these shares were forfeited to date. The Compensation Committee of the Board of Directors certified that the Company achieved its performance targets based on growth in fiscal 2007 pre-bonus, pre-tax net income, allowing the non-forfeited shares to vest over a period of four years.

During fiscal 2006, the Company granted 204,000 shares of non-vested common stock under its 2005 Restricted Stock Plan. These grants resulted in $1,187 and $2,057 of compensation expense recognized on a graded vesting basis during the fiscal years ended February 2, 2008 and February 3, 2007, respectively. Due to participants terminating their employment prior to the vesting date, 8,610 of these shares were forfeited to date. An initial 20% of the non-forfeited shares from this grant vested on March 19, 2007, based upon certification that the Company had achieved its performance targets for fiscal 2006, another 20% vested on February 2, 2008, and the remaining non-forfeited shares will vest 30% on January 31, 2009 and 30% on January 30, 2010.

During fiscal 2005, the Company granted 116,250 shares of non-vested common stock under its 2005 Restricted Stock Plan. These grants resulted in $590, $638, and $667 of compensation expense recognized on a graded vesting basis during the fiscal years ended February 2, 2008, February 3, 2007, and January 28, 2006, respectively. Due to participants terminating their employment prior to the vesting date, 840 of these shares were forfeited to date and the vesting for 5,100 of these shares was accelerated. Upon certification by the Compensation Committee that the Company achieved its performance target for fiscal 2005, an initial 20% of the non-forfeited shares vested on March 24, 2006, an additional 20% vested on February 3, 2007 and 30% on February 2, 2008. The remaining 30% of non-forfeited shares will vest on January 31, 2009.

In total, the Company recognized $3,886, $2,695, and $667 of compensation expense related to outstanding shares of non-vested stock during the fiscal years ended February 2, 2008, February 3, 2007, and January 28, 2006, respectively.

As of February 2, 2008, 451,652 shares were available for grant under the various stock option plans, of which 301,889 were available for grant to executive officers. Also as of February 2, 2008, 349,700 shares were available for grant under the Company's 2005 Restricted Stock Plan, all of which were available for grant to executive officers.

Options granted during fiscal 2007, 2006, and 2005 were granted under the Company's 1993 Director Stock Option Plan. Grants were made with an exercise price equal to the market value of the Company's common stock on the date of grant and a contractual term of ten years. Options granted under the 1993 Director Stock Option Plan typically vest over a period of three years.

Upon adoption of SFAS 123(R), management determined that the cumulative effect adjustment from estimated forfeitures was immaterial and, as such, no cumulative effect was recorded. Compensation expense was recognized during fiscal 2007 and fiscal 2006 for new awards, based on the grant date fair value, as well as for the portion of awards granted in fiscal years prior to SFAS

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

123(R) adoption that was not vested as of the beginning of fiscal 2006. The fair value of stock options is determined using the Black-Scholes option pricing model, while the fair value of grants of non-vested common stock awards is the stock price on the date of grant. The adoption of SFAS 123(R) resulted in $293 and $2,510 of stock option compensation expense during the fiscal years ended February 2, 2008 and February 3, 2007, respectively. Stock option compensation expense is allocated to cost of sales, selling expense, and general and administrative expense in a method similar to that of allocating accrued incentive bonus expense. In the fourth quarter of fiscal 2006, the vesting of 403,333 stock options was accelerated by the achievement of a market feature pursuant to the stock option plan and the award agreements. The accelerated vesting triggered the early recognition of $1,066 of stock option compensation expense related to the stock option grants, which the Company had been recording on a straight line basis over the previously expected remaining vesting period through December 30, 2008.

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash inflows in the statements of cash flows, in accordance with the provisions of the EITF Issue No. 00-15, *Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option*. SFAS 123(R) requires the benefits of tax deductions in excess of the compensation cost recognized for those options exercised to be classified as financing cash inflows on a prospective basis. This amount is shown as "excess tax benefit from employee stock option exercises" on the statement of cash flows. For the fiscal years ended February 2, 2008 and February 3, 2007, respectively, the excess tax benefit realized from exercised stock options was $7,744 and $4,789, respectively.

On December 11, 2006, the Board of Directors authorized a $3.00 ($2.00 after 3-for-2 stock split) per share special one–time cash dividend to be paid January 2, 2007 to shareholders of record at the close of business on December 22, 2006. To preserve the intrinsic value for option holders, the Board also approved, pursuant to the terms of the Company's various stock option plans, a proportional adjustment to both the exercise price and the number of shares covered by each award for all outstanding stock options. This adjustment did not result in any additional compensation expense.

The weighted average grant date fair value of options granted during the fiscal year was $12.81, $9.97, and $8.99 per option for fiscal 2007, 2006, and 2005, respectively. The fair value of options granted during each of the fiscal years was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	FISCAL YEAR		
	2007	2006	2005
Risk-free interest rate (1)	4.80 %	4.50 - 5.00 %	4.25 %
Dividend yield (2)	2.40 %	1.60 - 2.00 %	1.70 %
Expected volatility (3)	39.00 %	45.00 %	50.00 %
Expected lives - years (4)	7.0	7.0	7.0

(1) Based on the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected lives of stock options.
(2) Based on expected dividend yield as of the date of grant.
(3) Based on historical volatility of the Company's common stock over a period consistent with the expected lives of options.
(4) Based on historical and expected exercise behavior.

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

A summary of the Company's stock-based compensation activity related to stock options for the fiscal year ended February 2, 2008 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding - beginning of year	2,969,377	$ 12.56		
Granted	27,000	33.87		
Expired/forfeited	(1,902)	14.67		
Exercised	(937,247)	12.83		
Outstanding - end of year	2,057,228	$ 12.72	3.96 years	$ 60,286
Exercisable - end of year	2,031,123	$ 12.48	3.90 years	$ 59,999

The total intrinsic value of options exercised during the fiscal years ended February 2, 2008, February 3, 2007, and January 28, 2006, respectively, was $23,135, $14,656, and $22,929. As of February 2, 2008, there was $231 of unrecognized compensation expense related to non-vested stock options. It is expected that this expense will be recognized over a weighted average period of approximately 1.75 years.

A summary of the Company's stock-based compensation activity related to grants of non-vested shares of common stock for the fiscal year ended February 2, 2008 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Non-Vested - beginning of year	262,515	$ 23.37
Granted	139,800	33.87
Forfeited	(1,455)	25.46
Vested	(111,245)	23.35
Non-Vested - end of year	289,615	$ 28.44

As of February 2, 2008, there was $3,999 of unrecognized compensation expense related to grants of non-vested shares. It is expected that this expense will be recognized over a weighted average period of approximately 1.9 years. The total fair value of shares vested during the fiscal years ended February 2, 2008, February 3, 2007, and January 28, 2006 was $4,398, $1,480, and $59, respectively.

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

J. Earnings Per Share

The following table provides reconciliation between basic and diluted earnings per share:

	FISCAL YEAR								
	2007			2006			2005		
	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount
BASIC EPS									
Net income	$ 75,247	29,701	$ 2.53	$ 55,726	28,902	$ 1.93	$ 51,906	29,484	$ 1.76
EFFECT OF DILUTIVE SECURITIES									
Stock options and non-vested shares	–	1,135	(0.09)	–	1,112	(0.07)	–	1,187	(0.07)
DILUTED EPS	$ 75,247	30,836	$ 2.44	$ 55,726	30,014	$ 1.86	$ 51,906	30,671	$ 1.69

No stock options were deemed anti-dilutive and excluded from the computation of diluted earnings per share for the fiscal years 2007, 2006, or 2005.

K. Segment Information

The Company is a retailer of medium to better priced casual apparel, footwear, and accessories. The Company operated 368 stores located in 38 states throughout the continental United States (excluding the northeast) as of February 2, 2008. The Company operates its business as one segment.

The following is information regarding the Company's major product lines and is stated as a percentage of the Company's net sales:

	FISCAL YEAR		
	2007	2006	2005
Denims	43.2 %	44.6 %	42.7 %
Tops (including sweaters)	36.1	31.0	29.8
Accessories	7.7	9.2	10.2
Footwear	5.6	7.0	8.1
Sportswear/fashions	4.3	3.9	3.1
Outerwear	2.0	2.3	3.5
Casual bottoms	1.0	1.9	2.5
Other	0.1	0.1	0.1
	100.0 %	100.0 %	100.0 %

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

L. Selected Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial information for fiscal 2007 and 2006 are as follows:

	QUARTER			
FISCAL 2007	First	Second	Third	Fourth
Net sales	$ 121,111	$ 124,257	$ 167,559	$ 206,961
Gross profit	$ 45,503	$ 46,413	$ 70,749	$ 91,873
Net income	$ 12,193	$ 11,792	$ 22,198	$ 29,064
Basic earnings per share	$ 0.41	$ 0.40	$ 0.75	$ 0.98
Diluted earnings per share	$ 0.40	$ 0.38	$ 0.72	$ 0.94

	QUARTER			
FISCAL 2006	First	Second	Third	Fourth
Net sales	$ 109,606	$ 102,398	$ 143,084	$ 174,986
Gross profit	$ 39,027	$ 34,068	$ 58,649	$ 75,570
Net income	$ 9,354	$ 6,639	$ 17,661	$ 22,072
Basic earnings per share	$ 0.32	$ 0.23	$ 0.61	$ 0.77
Diluted earnings per share	$ 0.31	$ 0.22	$ 0.59	$ 0.73

Basic and diluted shares outstanding are computed independently for each of the quarters presented and, therefore, may not sum to the totals for the year.

Stock Prices by Quarter

The Company's common stock trades on the New York Stock Exchange under the symbol BKE. During fiscal 2007, the Company declared and paid cash dividends of $0.20 per share in the first and second quarters and $0.25 per share in the third and fourth quarters. During fiscal 2006, the Company declared and paid cash dividends of $0.1133 per share in the first and second quarters, $0.1333 per share in the third quarter, and $0.20 per share in the fourth quarter. The Company also paid a special one-time cash dividend of $2.00 per share in the fourth quarter of fiscal 2006. During fiscal 2005, the Company declared and paid cash dividends of $0.08 per share in the first quarter, $0.10 per share in the second quarter, and $0.1133 per share in the third and fourth quarters. Dividend amounts prior to the Company's 3-for-2 stock split, with a distribution date of January 12, 2007, have been adjusted to reflect the impact of the stock split.

The number of record holders of the Company's common stock as of March 28, 2008 was 337. Based upon information from the principal market makers, the Company believes there are approximately 3,000 beneficial owners. The last reported sales price of the Company's common stock on March 28, 2008 was $44.72. The following table lists the Company's quarterly market range for fiscal years 2007, 2006, and 2005:

	FISCAL YEAR					
	2007		2006		2005	
QUARTER	High	Low	High	Low	High	Low
First	$ 37.37	$ 32.44	$ 28.66	$ 22.98	$ 23.93	$ 18.87
Second	$ 41.45	$ 34.06	$ 28.89	$ 25.03	$ 30.93	$ 22.65
Third	$ 43.71	$ 32.19	$ 26.67	$ 22.25	$ 28.94	$ 21.60
Fourth	$ 43.35	$ 30.05	$ 36.65	$ 25.25	$ 26.65	$ 21.17

CORPORATE INFORMATION

DATE FOUNDED
1948

NUMBER OF EMPLOYEES
6,700

STOCK TRANSFER AGENT AND REGISTRAR
Computershare
114 West 11th St., Suite 150
Kansas City, Missouri 64105
(816) 442-8030

STOCK EXCHANGE LISTING
New York Stock Exchange
Trading Symbol: BKE

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
Omaha, Nebraska

ANNUAL MEETING
The Annual Meeting of Shareholders is scheduled for 10:00 a.m. CDT Wednesday, May 28, 2008, Kearney, Nebraska

FORM 10-K
A copy of the Form 10-K is available to shareholders without charge upon written request to:
Karen B. Rhoads
Vice President of Finance
The Buckle, Inc.
P.O. Box 1480
Kearney, Nebraska 68848-1480

TRADEMARKS
BUCKLE, THE BUCKLE, RECLAIM, and BKE are trademarks of The Buckle, Inc., which is registered in the United States.

BOARD OF DIRECTORS

Daniel J. Hirschfeld
Chairman of the Board

Dennis H. Nelson
President and
Chief Executive Officer

James E. Shada
Executive Vice President of Sales

Karen B. Rhoads
Vice President of Finance,
Treasurer, and
Chief Financial Officer

John P. Peetz, III
Executive Vice President and
Chief Operating Officer,
Crete Carrier Corporation

Bill L. Fairfield
Chairman, DreamField Partners
and Director, MSI, Inc.

Ralph M. Tysdal

Robert E. Campbell
President and Operating Manager,
Miller & Paine, LLC and
Director of Development,
Madonna Foundation

Bruce L. Hoberman
Chief Executive Officer, Proxibid, Inc.
and Director, MSI, Inc.

David A. Roehr
Business Consultant

EXECUTIVE OFFICERS

Dennis H. Nelson
President and
Chief Executive Officer

James E. Shada
Executive Vice President of Sales

Patricia K. Whisler
Vice President of Women's
Merchandising

Brett P. Milkie
Vice President of Leasing

Kari G. Smith
Vice President of Sales

Karen B. Rhoads
Vice President of Finance,
Treasurer, and
Chief Financial Officer

Robert M. Carlberg
Vice President of Men's
Merchandising

Kyle L. Hanson
Corporate Secretary
and General Counsel

Fulfilling our
stency mission
results Winning through
ding differentiation
expectations



Buckle




BKE

Buckle
buckle.com

Buckle Corporate Office
2407 W. 24th St. • Kearney, Nebraska 68845
308.236.8491